Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2023 Financial Results

Quarterly Total Revenues reached RMB19,066.6 million (US$2,613.3 million)i

Quarterly Vehicle Deliveries were 55,432 units

SHANGHAI, China, December 5, 2023 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Operating Highlights for the Third Quarter of 2023

•	Vehicle deliveries were 55,432 in the third quarter of 2023, consisting of 37,585 premium smart electric SUVs and 17,847 premium smart electric sedans, representing an increase of 75.4% from the third quarter of 2022, and an increase of 135.7% from the second quarter of 2023.

Key Operating Results

	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Deliveries	55,432	23,520	31,041	40,052

	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Deliveries	31,607	25,059	25,768	25,034

Financial Highlights for the Third Quarter of 2023

•	Vehicle sales were RMB17,408.9 million (US$2,386.1 million) in the third quarter of 2023, representing an increase of 45.9% from the third quarter of 2022 and an increase of 142.3% from the second quarter of 2023.

•	Vehicle marginii was 11.0% in the third quarter of 2023, compared with 16.4% in third quarter of 2022 and 6.2% in the second quarter of 2023.

•	Total revenues were RMB19,066.6 million (US$2,613.3 million) in the third quarter of 2023, representing an increase of 46.6% from the third quarter of 2022 and an increase of 117.4 % from the second quarter of 2023.

•	Gross profit was RMB1,523.3 million (US$208.8 million) in the third quarter of 2023, representing a decrease of 12.2% from the third quarter of 2022 and an increase of 1,650.9% from the second quarter of 2023.

•	Gross margin was 8.0% in the third quarter of 2023, compared with 13.3% in the third quarter of 2022 and 1.0% in the second quarter of 2023.

•	Loss from operations was RMB4,843.9 million (US$663.9 million) in the third quarter of 2023, representing an increase of 25.2% from the third quarter of 2022 and a decrease of 20.3% from the second quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,240.4 million (US$581.2 million) in the third quarter of 2023, representing an increase of 30.1% from the third quarter of 2022 and a decrease of 22.4% from the second quarter of 2023.

•	Net loss was RMB4,556.7 million (US$624.6 million) in the third quarter of 2023, representing an increase of 10.8% from the third quarter of 2022 and a decrease of 24.8% from the second quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,953.2 million (US$541.8 million) in the third quarter of 2023, representing an increase of 13.0% from the third quarter of 2022 and a decrease of 27.4% from the second quarter of 2023.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB45.2 billion (US$6.2 billion) as of September 30, 2023.

Key Financial Results for the Third Quarter of 2023

(in RMB million, except for percentage)

	2023 Q3	2023 Q2	2022 Q3	% Changeiii
				QoQ		YoY
Vehicle Sales	17,408.9	7,185.2	11,932.7	142.3%		45.9%
Vehicle Margin	11.0%	6.2%	16.4%	480	bp	-540	bp

Total Revenues	19,066.6	8,771.7	13,002.1	117.4%		46.6%
Gross Profit	1,523.3	87.0	1,735.1	1,650.9%		-12.2%
Gross Margin	8.0%	1.0%	13.3%	700	bp	-530	bp

Loss from Operations	(4,843.9)	(6,074.1)	(3,870.3)	-20.3%		25.2%
Adjusted Loss from Operations (non-GAAP)	(4,240.4)	(5,464.1)	(3,258.4)	-22.4%		30.1%

Net Loss	(4,556.7)	(6,055.8)	(4,110.8)	-24.8%		10.8%
Adjusted Net Loss (non-GAAP)	(3,953.2)	(5,445.7)	(3,498.9)	-27.4%		13.0%

Recent Developments

Deliveries in October and November 2023

•	NIO delivered 16,074 vehicles in October 2023 and 15,959 vehicles in November 2023. As of November 30, 2023, cumulative deliveries of NIO vehicles reached 431,582.

Completion of Offering of Convertible Senior Notes Due 2029 and 2030

•	In September and October 2023, the Company completed an offering of US$575 million aggregate principal amount of 3.875% convertible senior notes due 2029, and US$575 million aggregate principal amount of 4.625% convertible senior notes due 2030 (the “Notes Offering”). Shortly after the pricing of the notes, the Company purchased, in separate privately negotiated transactions effected through one of the initial purchasers and its affiliates, approximately US$256 million aggregate principal amount of the Company’s outstanding 0.00% convertible senior notes due 2026 and approximately US$244 million aggregate principal amount of the Company’s outstanding 0.50% convertible senior notes due 2027 for cash, using the net proceeds from the Notes Offering. The Company plans to use the remainder of the net proceeds from the Notes Offering mainly to further strengthen its balance sheet position as well as for general corporate purposes.

Manufacturing Equipment and Assets Acquisition

•	On December 5, 2023, the Company entered into definitive agreements with Anhui Jianghuai Automobile Group Corp., Ltd. (“JAC”) regarding the acquisition of certain manufacturing equipment and assets. JAC is a major state-owned automobile manufacturer in China that currently jointly manufactures with NIO all of NIO’s current vehicle models. Pursuant to the definitive agreements, the Company will acquire the manufacturing equipment and assets of the first advanced manufacturing base and the second advanced manufacturing base - from JAC for a total consideration of approximately RMB3.16 billion, excluding tax.

Launch of the All-New EC6

•	On September 15, 2023, NIO launched and started deliveries of the All-New EC6, a smart electric coupe SUV.

ESG Report

•	On September 25, 2023, NIO released its 2022 Environmental, Social, and Governance (ESG) report, illustrating the Company’s ESG practices and accomplishments in sustainable development.

Appointment of Independent Director

•	On November 13, 2023, NIO appointed Professor Yonggang Wen as a new independent director to the Company’s board of directors.

CEO and CFO Comments

“NIO delivered 55,432 vehicles in the third quarter of 2023, representing a solid year-over-year growth of 75.4% and setting a new record for quarterly delivery,” said William Bin Li, founder, chairman and chief executive officer of NIO, “According to the retail sales data from China Automotive Technology and Research Center, NIO ranked first in the battery electric vehicle market segment priced over RMB300,000 in China, with a market share of 45% in the third quarter of 2023.”

“We have recently completed a thorough review of the Company’s two-year operating plans to determine our objectives, priorities, and action plans. Meanwhile, we have identified opportunities to optimize our organization, reduce costs and enhance efficiency. Our focus remains on advancing core technologies, developing key products, and expanding sales and service capabilities. We are confident in NIO's long-term competitiveness in the smart electric vehicle market,” added Mr. Li.

“Our vehicle margin increased to 11% in the third quarter of 2023, attributed to the elevated average selling price, ongoing vehicle cost reduction and economies of scale,” added Steven Wei Feng, NIO's chief financial officer, “In September and October 2023, NIO completed the offering of US$1.15 billion aggregate principal amount of convertible senior notes, further strengthening our balance sheet and powering our continuous endeavors to navigate the intense competition.”

Financial Results for the Third Quarter of 2023

Revenues

•	Total revenues in the third quarter of 2023 were RMB19,066.6 million (US$2,613.3 million), representing an increase of 46.6% from the third quarter of 2022 and an increase of 117.4% from the second quarter of 2023.

•	Vehicle sales in the third quarter of 2023 were RMB17,408.9 million (US$2,386.1 million), representing an increase of 45.9% from the third quarter of 2022 and an increase of 142.3% from the second quarter of 2023. The increase in vehicle sales over the third quarter of 2022 and the second quarter of 2023 was mainly attributable to higher vehicle deliveries.

•	Other sales in the third quarter of 2023 were RMB1,657.7 million (US$227.2 million), representing an increase of 55.0% from the third quarter of 2022 and an increase of 4.5% from the second quarter of 2023. The increase in other sales over the third quarter of 2022 was mainly due to the increase in sales of accessories, used cars, and provision of power solutions, as a result of continued growth in the number of our users. The increase in other sales over the second quarter of 2023 was mainly due to the increase in sales of accessories, charging piles, and provision of power solutions, as a result of continued growth in the number of our users, partially offset by a decrease in revenue from sales of used cars.

Cost of Sales and Gross Margin

•	Cost of sales in the third quarter of 2023 was RMB17,543.2 million (US$2,404.5 million), representing an increase of 55.7% from the third quarter of 2022 and an increase of 102.0% from the second quarter of 2023. The increase in cost of sales over the third quarter of 2022 was mainly driven by the increase in vehicle deliveries, provision of power solutions, sales of used cars and accessories, partially offset by the lower battery cost per unit. The increase in cost of sales over the second quarter of 2023 was mainly attributable to the increase in vehicle deliveries, provision of power solutions and sales of charging piles, partially offset by decreased volume of used cars sold.

•	Gross profit in the third quarter of 2023 was RMB1,523.3 million (US$208.8 million), representing a decrease of 12.2% from the third quarter of 2022 and an increase of 1,650.9% from the second quarter of 2023.

•	Gross margin in the third quarter of 2023 was 8.0%, compared with 13.3% in the third quarter of 2022 and 1.0% in the second quarter of 2023. The decrease of gross margin over the third quarter of 2022 was mainly attributable to the decreased vehicle margin. The increase of gross margin over the second quarter of 2023 was mainly attributable to the increased vehicle margin.

•	Vehicle margin in the third quarter of 2023 was 11.0%, compared with 16.4% in the third quarter of 2022 and 6.2% in the second quarter of 2023. The decrease in vehicle margin from the third quarter of 2022 was mainly attributable to changes in product mix, partially offset by the decreased battery cost per unit. The increase in vehicle margin from the second quarter of 2023 was mainly due to changes in product mix, as well as decreased promotion.

Operating Expenses

•	Research and development expenses in the third quarter of 2023 were RMB3,039.1 million (US$416.5 million), representing an increase of 3.2% from the third quarter of 2022 and a decrease of 9.1% from the second quarter of 2023. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,643.2 million (US$362.3 million), representing an increase of 2.8% from the third quarter of 2022 and a decrease of 10.2% from the second quarter of 2023. The slight increase in research and development expenses over the third quarter of 2022 was mainly attributable to the increased personnel costs in research and development functions, partially offset by the decreased design and development costs and deduction of expenses due to the support for technology advancement provided by local governmental authorities during the third quarter of 2023. The decrease in research and development expenses over the second quarter of 2023 was mainly due to the support for technology advancement provided by local governmental authorities during the third quarter of 2023.

•	Selling, general and administrative expenses in the third quarter of 2023 were RMB3,609.3 million (US$494.7 million), representing an increase of 33.1% from the third quarter of 2022 and an increase of 26.3% from the second quarter of 2023. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB3,423.8 million (US$469.3 million), representing an increase of 37.5% from the third quarter of 2022 and an increase of 28.1% from the second quarter of 2023. The increase in selling, general and administrative expenses over the third quarter of 2022 and the second quarter of 2023 was mainly attributable to (i) the increase in personnel costs related to sales functions, and (ii) the increase in sales and marketing activities, including the launch of new products.

Loss from Operations

•	Gain on extinguishment of debt in the third quarter of 2023 were RMB170.2 million (US$23.3 million), compared with nil in the third quarter of 2022 and second quarter of 2023, which was attributable to gain from repurchase of a portion of our 0.00% convertible senior notes due 2026 and repurchase of a portion of our 0.50% convertible senior notes due 2027 with the carrying amount of RMB1,822.0 million (US$253.8 million) and RMB1,739.3 million (US$242.2 million), respectively, in the third quarter of 2023.

•	Loss from operations in the third quarter of 2023 was RMB4,843.9 million (US$663.9 million), representing an increase of 25.2% from the third quarter of 2022 and a decrease of 20.3% from the second quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,240.4 million (US$581.2 million) in the third quarter of 2023, representing an increase of 30.1% from the third quarter of 2022 and a decrease of 22.4% from second quarter of 2023.

Net Loss and Earnings Per Share/ADS

•	Net loss in the third quarter of 2023 was RMB4,556.7 million (US$624.6 million), representing an increase of 10.8% from the third quarter of 2022 and a decrease of 24.8% from the second quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,953.2 million (US$541.8 million) in the third quarter of 2023, representing an increase of 13.0% from the third quarter of 2022 and a decrease of 27.4% from the second quarter of 2023.

•	Net loss attributable to NIO’s ordinary shareholders in the third quarter of 2023 was RMB 4,628.6 million (US$634.4 million), representing an increase of 11.7% from the third quarter of 2022 and a decrease of 24.4% from the second quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB 3,947.9 million (US$541.1 million) in the third quarter of 2023.

•	Basic and diluted net loss per ordinary share/ADS in the third quarter of 2023 were both RMB2.67 (US$0.37), compared with RMB2.53 in the third quarter of 2022 and RMB3.70 in the second quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.28 (US$0.31), compared with RMB2.11 in the third quarter of 2022 and RMB3.28 in the second quarter of 2023.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB45.2 billion (US$6.2 billion) as of September 30, 2023.

Business Outlook

For the fourth quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 47,000 and 49,000 vehicles, representing an increase of approximately 17.3% to 22.3% from the same quarter of 2022.

•	Total revenues to be between RMB16,079 million (US$2,204 million) and RMB16,701 million (US$2,289 million), representing an increase of approximately 0.1% to 4.0% from the same quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on December 5, 2023 (8:00 PM Beijing/Hong Kong/Singapore Time on December 5, 2023).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10035239-k4wca1.html

A replay of the conference call will be accessible by phone at the following numbers, until December 12, 2023:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10035239

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,887,575	24,084,635	3,301,074
Restricted cash	3,154,240	4,155,376	569,542
Short-term investments	19,171,017	14,869,603	2,038,049
Trade and notes receivables	5,118,170	5,372,382	736,346
Amounts due from related parties	1,380,956	1,947,234	266,891
Inventory	8,191,386	7,063,308	968,107
Prepayments and other current assets	2,246,408	3,176,611	435,391
Total current assets	59,149,752	60,669,149	8,315,400
Non-current assets:
Long-term restricted cash	113,478	144,401	19,792
Property, plant and equipment, net	15,658,666	20,740,663	2,842,744
Intangible assets, net	—	29,648	4,064
Land use rights, net	212,603	208,625	28,594
Long-term investments	6,356,411	5,532,418	758,281
Right-of-use assets - operating lease	7,374,456	9,627,068	1,319,499
Other non-current assets	7,398,559	5,514,308	755,799
Total non-current assets	37,114,173	41,797,131	5,728,773
Total assets	96,263,925	102,466,280	14,044,173
LIABILITIES
Current liabilities:
Short-term borrowings	4,039,210	4,833,000	662,418
Trade and notes payable	25,223,687	28,117,924	3,853,882
Amounts due to related parties	384,611	635,816	87,146
Taxes payable	286,300	406,682	55,740
Current portion of operating lease liabilities	1,025,968	1,352,542	185,381
Current portion of long-term borrowings	1,237,916	5,231,765	717,073
Accruals and other liabilities	13,654,362	14,865,338	2,037,464
Total current liabilities	45,852,054	55,443,067	7,599,104
Non-current liabilities:
Long-term borrowings	10,885,799	12,155,738	1,666,083
Non-current operating lease liabilities	6,517,096	8,664,054	1,187,507
Deferred tax liabilities	218,189	216,003	29,606
Other non-current liabilities	5,144,027	6,295,799	862,912
Total non-current liabilities	22,765,111	27,331,594	3,746,108
Total liabilities	68,617,165	82,774,661	11,345,212

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,557,221	3,781,618	518,314
Total mezzanine equity	3,557,221	3,781,618	518,314
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	23,868,165	15,710,837	2,153,349
Non-controlling interests	221,374	199,164	27,298
Total shareholders’ equity	24,089,539	15,910,001	2,180,647
Total liabilities, mezzanine equity and shareholders’ equity	96,263,925	102,466,280	14,044,173

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	11,932,709	7,185,214	17,408,864	2,386,083
Other sales	1,069,386	1,586,521	1,657,687	227,205
Total revenues	13,002,095	8,771,735	19,066,551	2,613,288
Cost of sales:
Vehicle sales	(9,978,261)	(6,738,344)	(15,491,494)	(2,123,286)
Other sales	(1,288,741)	(1,946,435)	(2,051,734)	(281,214)
Total cost of sales	(11,267,002)	(8,684,779)	(17,543,228)	(2,404,500)
Gross profit	1,735,093	86,956	1,523,323	208,788
Operating expenses:
Research and development	(2,944,517)	(3,344,572)	(3,039,089)	(416,542)
Selling, general and administrative	(2,712,483)	(2,856,603)	(3,609,319)	(494,698)
Other operating income	51,607	40,104	281,174	38,538
Total operating expenses	(5,605,393)	(6,161,071)	(6,367,234)	(872,702)
Loss from operations	(3,870,300)	(6,074,115)	(4,843,911)	(663,914)
Interest and investment income	313,208	247,180	288,014	39,476
Interest expenses	(100,564)	(82,440)	(88,546)	(12,136)
Gain on extinguishment of debt	—	—	170,193	23,327
Share of income of equity investees	52,054	10,641	7,781	1,066
Other losses, net	(495,582)	(138,345)	(88,645)	(12,150)
Loss before income tax expense	(4,101,184)	(6,037,079)	(4,555,114)	(624,331)
Income tax expense	(9,639)	(18,671)	(1,610)	(221)
Net loss	(4,110,823)	(6,055,750)	(4,556,724)	(624,552)
Accretion on redeemable non-controlling interests to redemption value	(71,100)	(74,772)	(77,159)	(10,576)
Net loss attributable to non-controlling interests	39,603	8,586	5,254	720
Net loss attributable to ordinary shareholders of NIO Inc.	(4,142,320)	(6,121,936)	(4,628,629)	(634,408)

Net loss	(4,110,823)	(6,055,750)	(4,556,724)	(624,552)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	32,727	—	—	—
Change in unrealized (losses)/gains on cash flow hedges	(797)	1,329	—	—
Foreign currency translation adjustment, net of nil tax	400,386	327,472	(61,222)	(8,391)
Total other comprehensive income/(loss)	432,316	328,801	(61,222)	(8,391)
Total comprehensive loss	(3,678,507)	(5,726,949)	(4,617,946)	(632,943)
Accretion on redeemable non-controlling interests to redemption value	(71,100)	(74,772)	(77,159)	(10,576)
Net loss attributable to non-controlling interests	39,603	8,586	5,254	720
Other comprehensive income attributable to non-controlling interests	(6,387)	—	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,716,391)	(5,793,135)	(4,689,851)	(642,799)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,640,001,909	1,652,857,917	1,735,661,387	1,735,661,387
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.53)	(3.70)	(2.67)	(0.37)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended September 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,543,228)	22,197	—	(17,521,031)
Research and development expenses	(3,039,089)	395,856	—	(2,643,233)
Selling, general and administrative expenses	(3,609,319)	185,496	—	(3,423,823)
Total	(24,191,636)	603,549	—	(23,588,087)
Loss from operations	(4,843,911)	603,549	—	(4,240,362)
Net loss	(4,556,724)	603,549	—	(3,953,175)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,628,629)	603,549	77,159	(3,947,921)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.67)	0.35	0.04	(2.28)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.37)	0.05	0.01	(0.31)

	Three Months Ended June 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,684,779)	23,887	—	(8,660,892)
Research and development expenses	(3,344,572)	401,689	—	(2,942,883)
Selling, general and administrative expenses	(2,856,603)	184,462	—	(2,672,141)
Total	(14,885,954)	610,038	—	(14,275,916)
Loss from operations	(6,074,115)	610,038	—	(5,464,077)
Net loss	(6,055,750)	610,038	—	(5,445,712)
Net loss attributable to ordinary shareholders of NIO Inc.	(6,121,936)	610,038	74,772	(5,437,126)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.70)	0.37	0.05	(3.28)

	Three Months Ended September 30, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(11,267,002)	17,040	—	(11,249,962)
Research and development expenses	(2,944,517)	373,154	—	(2,571,363)
Selling, general and administrative expenses	(2,712,483)	221,680	—	(2,490,803)
Total	(16,924,002)	611,874	—	(16,312,128)
Loss from operations	(3,870,300)	611,874	—	(3,258,426)
Net loss	(4,110,823)	611,874	—	(3,498,949)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,142,320)	611,874	71,100	(3,459,346)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.53)	0.37	0.05	(2.11)

i All translations from RMB to USD for three months ended September 30, 2023 were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on Septermber 29, 2023 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.